FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2005

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EX-99.1: Letter from KPMG

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

     Dr. Reddy’s Laboratories Limited (the “Company”) had changed its U.S. GAAP auditors from KPMG (Registered), an Indian partnership (“KPMG India”), to KPMG LLP, a UK limited liability partnership (“KPMG LLP”), for the fiscal year ended March 31, 2004 at the request of KPMG India. As contemplated and disclosed in the Form 6-K filed on June 8, 2004, the appointment of KPMG LLP as the Company’s U.S. GAAP auditors was expected to be transitory with the re-appointment of KPMG India as the Company’s U.S. GAAP auditors anticipated upon completion of KPMG India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

     KPMG India has notified the Company of its registration with the PCAOB. The appointment of KPMG India as U.S. GAAP auditors for the fiscal year ended March 31, 2005 has been informed to the Audit Committee of the Company.

     The Company reports financial results in accordance with both U.S. GAAP and Indian GAAP. Under the rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the change from KPMG LLP to KPMG India for fiscal year ended March 31, 2005 constitutes a change in the registrant’s certifying accountants. There has been no change in the Company’s Indian GAAP auditors, BSR & Co.

     The reports of KPMG LLP on the Company’s financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the fiscal years ended March 31, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     The Company provided KPMG LLP and KPMG India with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of KPMG LLP, dated May 3, 2005, stating its agreement with such statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: May 5, 2005	By:	/s/ V. Viswanath
		Name:	V. Viswanath
		Title:	Company Secretary

INDEX TO EXHIBITS

Exhibit

99.1	Letter from KPMG (Registered) dated May 3, 2005 filed herewith.